UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)*

                       BIGGEST LITTLE INVESTMENTS, L.P.
                               (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)


                                (CUSIP Number)

BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               August 29, 2006
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS

     Ben Farahi

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)    [   ]
                                                     (b)    [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

     PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)  [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF     7. SOLE VOTING POWER: 49,797
SHARES BENE-
FICIALLY      8. SHARED VOTING POWER: 0
OWNED BY
EACH REPORT-  9. SOLE DISPOSITIVE POWER: 49,797
ING PERSON
WITH         10. SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     49,797

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5%

14.TYPE OF REPORTING PERSON

     IN



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by deleting the last paragraph thereto and adding the following thereto:

     On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi with the Secretary of State of the State of Nevada with respect to Western were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Each of Mr. Farahi and his brothers owns a one-third interest in Western. Mr. Farahi believes that each of Mr. Farahi and his brothers owns one-third of the assets of Western. Western's sole assets are its Units of the Partnership. Accordingly, Mr. Farahi owns one-third of Western's Units, constituting 30,634 Units, in addition to the 10,342 Units owned by him individually, or 22.6% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units. Consequently, Mr. Farahi disclaims ownership of the 61,268 Units, constituting 33.9% of the outstanding Units, owned by his brothers through Western. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.


ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to read as follows:

     Mr. Farahi has purchased his Units primarily for investment purposes with a view to making a profit. Mr. Farahi?s intended goal is to provide the limited partners of the Partnership with a cost-effective liquidity alternative to the more expensive secondary market. Mr. Farahi does not have an intent to make any further offers to purchase additional Units, except that Mr. Farahi would consider making an offer in the event that a third party makes an offer, and Mr. Farahi also does not have any intent or plan to cause the Partnership to enter into any going private transaction.

     On July 26, 2006, the Partnership received a letter from counsel to Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc., a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada (?Monarch?), setting forth the terms of a proposal by Monarch to purchase the Sierra Marketplace Shopping Center at a cash price of $27 million. In the event that the Partnership was to accept the offer and distribute the proceeds therefrom, the limited partners would be entitled to an amount equal to approximately $175 per unit. The Partnership has received expressions of interest in the property from Monarch and other third parties in the past but no prior offers were ever made, nor were any significant negotiations ever commenced. In October 2005, a representative of a publicly held casino operator met with Mr. Farahi, in his capacity as the sole manager of the general partner of the Partnership, and stated that his company was interested in purchasing the property adjacent to the Sierra Marketplace and, contingent upon such purchase, also desired to purchase Sierra Marketplace. However, negotiations between the casino operator and Monarch, the owner of the adjacent property, were unsuccessful and, accordingly, no offer was ever made to purchase Sierra Marketplace. In addition, on May 3, 2006, the Partnership received a letter from counsel to Monarch confirming a prior telephone conversation in which such counsel had advised Mr. Farahi that the Monarch Board of Directors wished to immediately commence negotiations for the Sierra Marketplace. During the referenced telephone conversation, a member of the Board of Directors of Monarch informed Mr. Farahi that Monarch was interested in negotiating to purchase the Sierra Marketplace. Mr. Farahi, on behalf of the general partner of the Partnership, responded to the representative of Monarch that the Partnership was not interested in selling the Sierra Marketplace but would, instead, consider entering into a long-term lease arrangement. On July 20, 2006, Monarch filed a Form 8-K stating that Monarch's Board of Directors had been 'accumulating information relative to a potential purchase offer' for Sierra Marketplace. The Partnership has entered into a letter agreement with Marshall & Stevens Incorporated, an independent national financial advisory and valuation firm, to assist the Partnership in analyzing the offer. The Partnership has negotiated the terms and scope of a confidentiality agreement with Monarch. The Partnership has received a due diligence request list from Monarch, and has provided Monarch such due diligence materials in response to this request.

     Except as described above in this Item 4, neither Mr. Farahi nor Maxum has any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

     (c) A sale or transfer of a material amount of assets of the Partnership;

     (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Partnership;

     (f) Any other material change in the Partnership?s business or corporate structure;

     (g) Changes in the Partnership?s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

     (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of either Mr. Farahi or Maxum to take any such actions with respect to the Partnership or its securities will take into account various factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of August 31, 2006. Mr. Farahi beneficially owns 49,797 Units, representing approximately 27.5% of the number of issued and outstanding Units as of August 31, 2006. Mr. Farahi disclaims beneficial ownership of an additional 61,268 Units which are owned by Western based on the information provided in Item 5(c) below. Maxum does not beneficially own any Units.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c)On June 22, 2006, Mr. Farahi filed Articles of Dissolution with the State of Nevada with respect to Western. On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Each of Mr. Farahi and his brothers owns a one-third interest in Western. Mr. Farahi believes that each of Mr. Farahi and his brothers owns one-third of the assets of Western. Western's sole assets are its Units of the Partnership. Accordingly, Mr. Farahi owns one-third of Western's Units, constituting 30,634 Units, in addition to the 10,342 Units owned by him individually, or 22.6% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units. Consequently, Mr. Farahi disclaims ownership of the 61,268 Units, constituting 33.9% of the outstanding Units, owned by his brothers through Western. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.





                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 5, 2006   /s/ Ben Farahi
                             --------------
                                 Ben Farahi



                                 MAXUM, LLC

                         By: /s/ Ben Farahi
                             --------------
                                 Ben Farahi